UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
(Rule 13e-100)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 7)

ROCKIES REGION PRIVATE LIMITED PARTNERSHIP
(Name of Issuer)

Rockies Region Private Limited Partnership
Petroleum Development Corporation
DP 2004 Merger Sub, LLC
Gysle R. Shellum
Barton R. Brookman, Jr.
Daniel W. Amidon
(Names of Persons Filing Statement)
Limited Partnership Units
(Title of Class of Securities)
(CUSIP Number of Class of Securities)

Daniel W. Amidon
1775 Sherman Street, Suite 3000
Denver, CO 80203
(303) 860-5800
(Name, address and telephone number of person authorized to receive notices and communications on behalf of persons filing statement)
This statement is filed in connection with (check the appropriate box):
a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$14,566,250.96	$1,691

*	Calculated solely for purposes of determining the filing fee. The transaction valuation was calculated by multiplying the 1,780.28 limited partnership units held by limited partners unaffiliated with Petroleum Development Corporation by $8,182 per limited partnership unit.

**	Calculated by multiplying the transaction valuation calculated above of $14,566,250.96 by 0.0001161.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$853
Form or Registration No.:	SC13E3/A
Filing Party:	Rockies Region Private Limited Partnership
Date Filed:	February 24, 2011

Amount previously paid:	$838
Form or Registration No.:	Schedule 14A
Filing Party:	Rockies Region Private Limited Partnership
Date Filed:	December 3, 2010

INTRODUCTION
     This Amendment No. 7 to the transaction statement on Schedule 13E-3, together with the exhibits hereto (the “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-3 thereunder, by (i) Rockies Region Private Limited Partnership, a West Virginia limited partnership (the “Partnership,” and the issuer of the equity securities that are the subject of the Rule 13e-3 transaction reported hereby); (ii) Petroleum Development Corporation, a Nevada corporation and managing general partner of the Partnership (“PDC”); (iii) DP 2004 Merger Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of PDC (the “Merger Sub”); (iv) Gysle R. Shellum; (v) Barton R. Brookman, Jr.; and (vi) Daniel W. Amidon (Messrs. Shellum, Brookman and Amidon together with the Partnership, PDC and the Merger Sub, the “Filing Persons”).

ITEM 13. ADDITIONAL INFORMATION.
     Item 13(a) is hereby amended by replacing Item 13(a) in its entirety with the following:
     (a) Financial Information. The financial statements and accompanying notes to the financial statements included in the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2010 are incorporated herein by reference. The unaudited financial statements and accompanying notes for the three months ended March 31, 2011, which are set forth beginning on Page 3 of Item 1 of Part I of the Partnership’s Form 10-Q for the three months ended March 31, 2011, are incorporated herein by reference. In addition, the information included in the Proxy Supplement under the captions “Summary Financial Information” and “Where You Can Find More Information” is incorporated herein by reference. The Partnership’s book value per Investor Partner Unit as of March 31, 2011 was $5,936.02 and there were no fixed charges during the reported period.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ROCKIES REGION PRIVATE LIMITED PARTNERSHIP
By:	PETROLEUM DEVELOPMENT CORPORATION, its Managing
General Partner

By:	/s/ Gysle R. Shellum
GYSLE R. SHELLUM,
Chief Financial Officer

PETROLEUM DEVELOPMENT CORPORATION
By:	/s/ Richard W. McCullough
RICHARD W. MCCULLOUGH,
Chairman and Chief Executive Officer

DP 2004 MERGER SUB, LLC
By:	PETROLEUM DEVELOPMENT CORPORATION,
its Sole Member

By:	/s/ Richard W. McCullough
RICHARD W. MCCULLOUGH,
Chairman and Chief Executive Officer

GYSLE R. SHELLUM
/s/ Gysle R. Shellum
Gysle R. Shellum

BARTON R. BROOKMAN, Jr.
/s/ Barton R. Brookman, Jr.
Barton R. Brookman, Jr.

DANIEL W. AMIDON
/s/ Daniel W. Amidon
Daniel W. Amidon

Dated: May 19, 2011